Commission File Number 001-31914

Exhibit 99.1

中 國 人 壽 保 險 股 份 有 限 公 司

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(the “Company”)

(Stock Code: 2628)

Announcement on the Resolutions of the Twenty-first Meeting of the Fifth Session of the Board of Directors of China Life Insurance Company Limited

The twenty-first meeting (the “Meeting”) of the fifth session of the Board of Directors (the “Board”) of China Life Insurance Company Limited (the “Company”) was held on April 26, 2018 at the conference room located at A18 of China Life Plaza in Beijing. The directors were notified of the Meeting by way of a written notice dated April 9, 2018. Out of the Company’s eleven directors, nine directors attended the Meeting in person, including Lin Dairen, Xu Hengping and Xu Haifeng, executive directors of the Company, Yuan Changqing and Liu Huimin, non-executive directors of the Company, and Chang Tso Tung, Stephen, Robinson Drake Pike, Tang Xin and Leung Oi-Sie Elsie, independent non-executive directors of the Company. Yang Mingsheng, chairman and executive director of the Company, was on leave for other business and authorized in writing, Lin Dairen, executive director of the Company, to act on his behalf, cast the votes for him and preside the Meeting. Yin Zhaojun, non-executive director of the Company, was on leave for other business and authorized in writing, Xu Hengping, executive director of the Company, to act on his behalf and cast the votes for him. Supervisors and members of the management of the Company also attended the Meeting as non-voting delegates. The time, venue of the Meeting and the manner in which the Meeting was convened are in accordance with the Company Law of the People’s Republic of China and the provisions under relevant laws, administrative regulations, departmental rules, Articles of Association and Rules of Procedures for the Board of Directors of the Company.

The Meeting was presided over by director Lin Dairen. The directors who attended the Meeting unanimously passed the following resolutions after sufficient review and discussion:

1.	The Proposal on the First Quarter Report of the Company for the Year of 2018

The independent directors gave their independent opinions and agreed on the proposal on changes in accounting estimates for the first quarter of the year of 2018. For details of changes in accounting estimates for the first quarter of the year of 2018, please refer to a separate announcement filed on the same date of this announcement.

Voting result: 11 for, 0 against, with no abstention

2.	The Proposal on the Solvency Report (C-ROSS) of the Company for the First Quarter of the Year of 2018

Voting result: 11 for, 0 against, with no abstention

Commission File Number 001-31914

3.	The Proposal on the Evaluation Report for the Year of 2017 under the Summary of “Thirteenth Five-Year” Development Plans of the Company

Voting result: 11 for, 0 against, with no abstention

4.	The Proposal on the Corporate Governance Report of the Company for the Year of 2017

Voting result: 11 for, 0 against, with no abstention

5.	The Proposal on the Renewal of the Entrusted Investment and Management Agreement for Alternative Investments of Insurance Funds with China Life Investment Holding Company Limited

Affiliated directors Yang Mingsheng, Yuan Changqing, Liu Huimin and Yin Zhaojun abstained from voting on this proposal. The independent directors gave their independent opinions and agreed on the proposal. The Board agreed to submit the proposal to the Shareholders’ Meeting for approval. For details, please refer to a separate announcement filed on the same date of this announcement.

Voting result: 7 for, 0 against, with no abstention

6.	The Proposal on the Cooperation Framework Agreement for Investment Management of Insurance Funds with China Life Capital Investment Company Limited

Affiliated directors Yang Mingsheng, Yuan Changqing, Liu Huimin and Yin Zhaojun abstained from voting on this proposal. The independent directors gave their independent opinions and agreed on the proposal. For details, please refer to a separate announcement filed on the same date of this announcement.

Voting result: 7 for, 0 against, with no abstention

7.	The Proposal on the Capital Injection Contract for the Conversion of Undistributed Profits into Share Capital with China Life Property and Casualty Insurance Company Limited

Affiliated directors Yang Mingsheng, Lin Dairen, Yuan Changqing, Liu Huimin and Yin Zhaojun abstained from voting on this proposal. The independent directors gave their independent opinions and agreed on the proposal. For details, please refer to a separate announcement filed on the same date of this announcement.

Voting result: 6 for, 0 against, with no abstention

8.	The Proposal on the Framework Agreement for Unified Purchase of Property Insurance with China Life Property and Casualty Insurance Company Limited

The transaction constitutes a material related party transaction under the regulations of the China Banking and Insurance Regulatory Commission. Affiliated directors Yang Mingsheng, Lin Dairen, Yuan Changqing, Liu Huimin and Yin Zhaojun abstained from voting on this proposal. The independent directors gave their independent opinions and agreed on the proposal.

Voting result: 6 for, 0 against, with no abstention

Commission File Number 001-31914

9.	The Proposal on the Overall Risk Management Report of the Company for the Year of 2017

Voting result: 11 for, 0 against, with no abstention

10.	The Proposal on the 2017 Anti-Money Laundering Audit Report

Voting result: 11 for, 0 against, with no abstention

Board of Directors of China Life Insurance Company Limited

April 26, 2018